Stephen A. McCommon
Chief Financial Officer
CDEX, Inc.
4555 South Palo Verde Road
Suite 123
Tucson, Az 85714

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Via Fax (703) 813-6989

Attention: Russell Mancuso

CDEX, Inc.
Form: Revised Preliminary Proxy Statement on Schedule 14A
Filed: October 22, 2010
File No. 000-49845

Dear Mr. Mancuso:

This letter is being submitted in response to the Staff’s comment letter dated November 3, 2011 to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed October 22, 2010.  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Election of Directors, page 2

1.	COMMENT	Regarding your response to prior comment 1:

•	Please revise to identify the members of the “group of individuals” from whom you received the financing offer; and

•
It remains unclear when your newly appointed officers and directors intend to file the statements required by Exchange Act Section 16. It is similarly unclear what are the reasons for the reduced number of shares they hold, as reflected in the revised proxy statement you filed on September 20, 2010. Therefore, we reissue the last sentence of prior comment 1.

ANSWER:	The fourth paragraph of page 2 has been revised to the following:

“On or about August 11, 2010, at the invitation of the then sitting Board of Directors, the Company received an offer for financing from PEMCO, LLC, College Health and Investment LP, and Messrs. Peter Maina, Robert Stewart, Scott A. Newby, Thomas Payne and Milt Datsopoulos. Of these, PEMCO LLC and Messrs. Maina, Stewart, Newby, Payne and Datsopoulos were investors in the Company.  Part of the terms in their offer required a change to both the management of the Company and its Board of Directors.  The offer presented to the board was a new agreement which granted exclusive distribution rights within the United States for all products developed by the Company for applications specifically related to the field of Oncology to various parties for a period of five years in exchange for cash (“Oncology Distribution Agreement”).”

The sixth paragraph of page 2 has been revised to the following:

“The Company has executed the Oncology Distribution Agreement and has received a total of $483,500 in exchange for the exclusive distribution rights granted under the Agreement.  Subsequent to the 2010 fiscal year end, two investors, College Health and Investment LP and Thomas Payne, representing $100,000, withdrew from the Agreement. The signatories to the Agreement are PEMCO, LLC, Messrs. Maina, Stewart, Newby and Datsopoulos. It is believed that none of these individual investors beneficially control 5% or more of the Company’s outstanding stock.”

The eighth paragraph of page 2 has been revised to the following:

“This change of Board membership did not impact stockholders rights or positions. The new Board members are in compliance with their filings as required by Section 16(a) of the Exchange Act.”

The difference in beneficial ownership of Malcolm Philips is that between the July 29, 2010 and September 20, 2010 proxy statements, 100,000 in option shares that Mr. Philips held expired and 636,762 in warrant shares that Mr. Philips held also expired. Additionally, the number of shares of common stock held was based on a Form 4 that Mr. Philips filed April 27, 2009.

The balance of Mr. Brumfield’s beneficial ownership in the September 20, 2010 proxy statement was based on updated information received from Mr. Brumfield stating the number of shares held. The balance reported in the July 29, 2010 proxy was based on an undated excel worksheet report.

Executive compensation, page 7

2.	COMMENT
Please update your document to provide current disclosure. For example, Item 402 of Regulation S-K requires that your compensation disclosure include information for your last-completed fiscal year ended October 31, 2010. We also note the reference to your fiscal-year ended October 31, 2009 on page 10. In this regard, please provide is a copy of the annual report that you will be using to satisfy your obligation pursuant to Exchange Act rule 14a-3(b) to include information regarding your most recent fiscal years.

ANSWER:	The Company has updated the disclosure throughout the document accordingly.

Proposal No. 3, page 12

3.	COMMENT
Given your revisions in response to prior comment 3, it appears you are now proposing the increase in your authorized shares due, in part, to your obligations under the distribution agreement mentioned in your disclosure. Therefore, please revise to provide disclosure regarding this agreement as if your shareholders were being asked to approve that agreement. See Note A to Schedule 14A.

ANSWER:	We’ve disclosed the material terms of the contract in the proxy as filed.

COMMENT:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWER:	The Company acknowledges that:

>	the company is responsible for the adequacy and accuracy of the disclosure in the filing

>	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

>	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,

CDEX, Inc.

By:	/s/ Stephen A. McCommon
Stephen A. McCommon
Chief Financial Officer

Additional Contact:
Mary Payton O’Hara, Esq.
Madama Griffitts O’Hara LLP
450 Park Avenue South, Eighth Floor
New York, NY 10016
mohara@madama-law.com
(212) 209-5483